FIRST AMENDMENT TO THE FUND ACCOUNTING

AND ADMINISTRATION AGREEMENT

April 16, 2009

This first amendment to the Fund Accounting and Administration Agreement between the NCM Capital Investment Trust, a Delaware statutory trust (“Trust”), and The Nottingham Management Company d/b/a The Nottingham Company, a North Carolina corporation (“Administrator”), is made and entered into as of the date first written above.

WHEREAS, the parties entered into the Fund Accounting and Administration Agreement on May 3, 2007, pursuant to which the Trust retained the Administrator to provide certain administrative services to the Trust in the manner and on the terms set forth therein; and

WHEREAS, the parties wish to amend the Fund Accounting and Administration Agreement in order to revise the provisions regarding its duration, termination, and related compensation; and

WHEREAS, Section 13 of the Fund Accounting and Administration Agreement allows for its amendment by a written instrument.

NOW, THEREFORE, the parties agree as follows:

1.	Duration and Termination. Section 10 of the Fund Accounting and Administration Agreement is modified and amended to read as follows:

Duration and Termination of this Agreement. This Agreement shall continue in full force and effect unless terminated as provided in this section. This Agreement may be terminated (i) by either party upon giving sixty (60) days’ prior written notice to the other party, (ii) by mutual agreement of the parties, or (iii) for cause, by a party, in the event of willful misconduct, gross negligence, or breach of this Agreement by the other party, by giving not less than thirty (30) days’ prior written notice to such other party.

Upon termination of this Agreement, the Administrator and the Trust agree to cooperate in good faith in transferring records and other information in the Administrator’s possession and wrapping up their relationship under this Agreement in a commercially reasonable manner. The Trust shall pay to the Administrator such compensation as may be due to the Administrator under this Agreement for services performed prior to the date of termination, including any out-of-pocket reimbursements due and payable hereunder.

Upon termination of this Agreement, the Administrator shall be paid the termination fee set forth on Exhibit B. The termination fee is not a penalty, but a charge to compensate the Administrator for its services in assisting in transferring records and reports and otherwise wrapping up its services under this Agreement. Notwithstanding the foregoing, the Administrator shall not be entitled to the termination fee if the Administrator elects to terminate this Agreement or the Administrator is terminated due to its willful misconduct, gross negligence, or breach of this Agreement.

2.	Other. Except as expressly modified or amended herein, all other terms and provisions of the Fund Accounting and Administration Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have caused this amendment to the Fund Accounting and Administration Agreement to be executed by a duly authorized officer on one or more counterparts (including facsimile counterparts) as of the date first written above.

NCM CAPITAL INVESTMENT TRUST

By:  /s/ Maceo K. Sloan

Name: Maceo K. Sloan

Title: Chairman

THE NOTTINGHAM COMPANY

By:  /s/ Carrie J. Lower

Name: Carrie J. Lower

Title: Vice President

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